EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM — (Toronto & New York)

MASONITE REPORTS FIRST QUARTER RESULTS

TORONTO, Ontario (April 21, 2004) — Masonite International Corporation today announced its results for the quarter ended March 31, 2004. Masonite International Corporation reports in U.S. dollars.

Unaudited Financial Highlights
2004 versus 2003

☐	Earnings per share increases 34%
☐	Net income increases 36%
☐	Sales increase 16% to $468 million
☐	EBITDA increases 25%
☐	EBITDA margin increases from 12.12% to 13.01%
☐	EBIT increases 30%
☐	EBIT margin increases from 9.19% to 10.25%

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Three Months Ended

	3/31/04	3/31/03	Increase
SALES	$468.0	$402.2	16.3%
EBITDA	$60.9	$48.7	24.9%
EBIT	$48.0	$37.0	29.7%
NET INCOME	$27.7	$20.3	36.4%
EPS	$0.51	$0.38	34.2%
DILUTED EPS	$0.50	$0.37	35.1%
AVERAGE SHARES (000’s)
BASIC	54,701	53,507
DILUTED	56,026	54,997

Sales for the three month period ended March 31, 2004 were $468.0 million, a 16.3% increase over the $402.2 million reported in the same period in 2003. Net income for the three month period ended March 31, 2004 was $27.7 million compared to $20.3 million in the same period in 2003. Earnings per share were $0.51 for the three month period compared to $0.38 per share in 2003.

On March 2, 2004 the Company completed the transaction to acquire the residential entry door business of The Stanley Works for approximately US $161 million in cash. Masonite used senior bank financing to complete the acquisition.

Philip S. Orsino, President and Chief Executive Officer, stated, “We are very pleased with the results from the first quarter. Internal growth accounted for most of the increase in sales for the quarter with the acquisition of Stanley Door Systems contributing to our sales in the month of March. The increase in sales was accompanied by higher operating margins and earnings per share.”

Stanley’s entry door business manufactures and pre-hangs steel and fiberglass residential entry doors and entry systems for sale primarily to the retail home improvement market in the United States. Stanley’s entry door business, known for its high quality, has state of the art facilities in Charlotte, North Carolina; Langley, British Columbia; Winchester, Virginia; Garland, Texas; and Rancho Cucamonga, California.

“We are very pleased with this acquisition for a number of reasons”, said Philip S. Orsino, Masonite’s President and Chief Executive Officer. “The acquisition is a clear continuation of our focused strategy in the door business worldwide. As a result of the acquisition, we expect to achieve substantial operating efficiencies across all our residential door product lines. Stanley’s entry door business accelerates our “all-products solution” initiative. The addition to our existing manufacturing and fabrication facilities of Stanley’s similar facilities will lead to significant efficiencies. Also, the acquisition presents opportunities for more effective global procurement of raw materials, product development and standardization. These initiatives will lower our operating costs and further enhance our already strong capabilities to provide excellent service and the widest product range to our customers. We are very proud to welcome Stanley’s employees, customers and suppliers to Masonite.”

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 75 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of “forward looking statements”. All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

This press release contains non-GAAP measures. Securities regulators require that corporations caution readers that these terms do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Increasingly, the investment and banking industries calculate and analyze the performance of a company using measurements such as debt-to-equity ratio, EBITDA and earnings measures excluding non-recurring items. In this press release EBITDA is defined as earnings before depreciation and amortization; other expense; interest; income taxes; and non-controlling interest, EBIT is defined as earnings before other expense; interest; income taxes; and non-controlling interest. EBITDA and EBIT margin are defined as EBITDA and EBIT divided by sales respectively.

For more information contact:

Mr. Lawrence P. Repar or Mr. Robert V. Tubbesing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended March 31
(In thousands of U.S. dollars except per share amounts)

	2004	2003
Sales	$467,967	$402,217
Cost of sales	363,586	312,689

	104,381	89,528
Selling, general and administration	43,494	40,783

Income before the undernoted	60,887	48,745
Depreciation and amortization	12,924	11,768

Income before interest and income taxes	47,963	36,977
Other expense	1,730	229
Interest	8,565	8,867

	37,668	27,881
Income taxes	8,928	6,995

	28,740	20,886
Non-controlling interest	996	542

Net income	27,744	20,344

Retained earnings, beginning of period	403,525	295,854

Retained earnings, end of period	$431,269	$316,198

Earnings per share:

Basic	$0.51	$0.38

Diluted	$0.50	$0.37

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	March 31	December 31
	2004	2003
ASSETS
Cash	$113,587	$129,676
Accounts receivable	320,228	258,264
Inventories	342,242	321,145
Prepaid expenses	18,978	17,185
Current future income taxes	27,146	29,318

	822,181	755,588

Property, plant and equipment	791,226	752,110
Goodwill and other intangibles	271,850	130,475
Other assets	50,267	46,663
Long-term future income taxes	6,370	8,315

	1,119,713	937,563

	$1,941,894	$1,693,151

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank indebtedness	$18,020	$6,608
Accounts payable and accrued liabilities	312,616	301,484
Income taxes payable	22,063	27,013
Current portion of long-term debt	49,992	35,498

	402,691	370,603

Long-term debt	624,150	447,260
Long-term future income taxes	118,170	106,662
Non-controlling interest	36,667	35,986

	1,181,678	960,511

Share capital	269,874	266,870
Contributed surplus	316	191
Retained earnings	431,269	403,525
Cumulative translation adjustments	58,757	62,054

	760,216	732,640

	$1,941,894	$1,693,151

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended March 31
(In thousands of U.S. dollars)

	2004	2003
Cash provided by (used in) operating activities
Net income for the period	$27,744	$20,344
Depreciation and amortization	12,924	11,768
Non-controlling interest	996	542
Cash reinvested in working capital and other	(77,142)	(63,843)

	(35,478)	(31,189)

Cash provided by (used in) investing activities
Proceeds from sale of assets	115	234
Acquisitions	(163,273)	—
Additions to property, plant and equipment	(15,760)	(8,219)
Other investing activities	(5,142)	(585)

	(184,060)	(8,570)

Cash provided by (used in) financing activities
Proceeds from issuance of common shares	3,004	641
Increase in revolving and other bank loans	11,412	40,364
Net issue (repayment) of long-term debt	188,143	(25,050)

	202,559	15,955

Net foreign currency translation adjustment	890	3,146

Decrease in cash	(16,089)	(20,658)

Cash, beginning of period	129,676	47,644

Cash, end of period	$113,587	$26,986

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended March 31
(In thousands of U.S. dollars)

	2004	2003
Sales
North America	$367,937	$324,219
Europe and other	109,035	87,937
Intersegment	(9,005)	(9,939)

	$467,967	$402,217

Segment operating income
North America	$45,075	$35,944
Europe and other	11,056	8,782

	56,131	44,726

Expenses
General	8,168	7,749
Interest	8,565	8,867
Other expense	1,730	229
Income taxes	8,928	6,995
Non-controlling interest	996	542

	28,387	24,382

Net income	$27,744	$20,344

Product line segment data

Sales:
Interior products	$318,931	$283,578
Exterior products	149,036	118,639

	$467,967	$402,217

UNAUDITED NET INCOME RECONCILIATION OF CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Period of three months ended March 31
(In thousands of U.S. dollars)

	2004	2003
Net income based on Canadian GAAP	$27,744	$20,344
Effect of SFAS 133, net of tax	1,140	(293)

Net income based on United States GAAP	$28,884	$20,051

Earnings per share under United States GAAP:

Basic	$0.53	$0.37

Diluted	$0.52	$0.36